Mail Stop 3561

February 18, 2010

By Facsimile and U.S. Mail

Mr. Scott F. Frost
Vice President, Chief Financial Officer
      and Treasurer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, Pennsylvania 17801-0471

        Re: Weis Markets, Inc.
               Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
               Filed March 12, 2009
               Definitive Proxy Statement on Schedule 14A
               Filed March 12, 2009
               Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
               Filed May 7, 2009
               Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
               Filed August 6, 2009 and Amended August 14, 2009
               Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
               Filed November 5, 2009
               File No. 001-05039

Dear Mr. Frost:

      We have reviewed your response to our letter dated December 28, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Definitive Proxy Statement on Schedule 14A

Executive Compensation – Compensation Discussion and Analysis

Non-Equity Incentive Plan

1. We note your response to comment ten of our letter dated December 28, 2009. Please also disclose whether the threshold, target or maximum hurdle was achieved for each of the budgeted total company sales growth and the budgeted

total company operating profit growth for 2008, and quantify each of the budgeted total company sales growth and the budgeted total company operating profit growth that was achieved in 2008.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director